October 27, 2015

VIA EDGAR

Michael R. Clampitt

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Central Federal Bancshares, Inc.
Pre-effective Amendment No. 1 to Registration Statement on Form S-1
File Number 333-206874

Dear Mr. Clampitt:

On behalf of Central Federal Bancshares, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 11, 2015 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on October 7, 2015. To aid in your review, we have repeated the Staff’s comments in bold followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Management’s Discussion and Analysis, page 51

1.           Revise to briefly discuss the anticipated increased costs expected from the charitable contribution, reporting costs, benefit plan costs, increased executive compensation, and, any additional severance costs expected. See Item 303(a)(3)(ii) of Regulation S-K.

The requested disclosure has been provided in the prospectus on page 58 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.”

Regulation and Supervision

Transactions with Certain Related Persons & Loans to One Borrower, pages 77, 80-82

2.           Please supplementally provide the staff with a listing of all entities or individuals to whom Central has loans outstanding greater than 10% of unimpaired capital and surplus.

Following a telephone discussion with the Staff, we have added in response to the comment a risk factor regarding loan relationships that exceed 10% of unimpaired capital and surplus. Please refer to page 13, “Risk Factors – Risks Related to Our Business-We have a concentration of large loans outstanding to a limited number of borrowers that increases our risk of loss.”

Financial Statements

Statements of Income, page F-4

3.          Please classify ‘Loss on Sale of Foreclosed Assets’ net within the ‘Foreclosed Assets’ line item in noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X. Please also make the necessary revisions throughout the registration statement (MD&A, Risk Factors, etc.) to reflect the $100,000 loss on sale of foreclosed assets for the year ended December 31, 2013 as a noninterest expense.

The classification has been made as requested. Please refer to page F-4. Please also refer to the disclosures under “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations for the Years Ended December 31, 2014 and 2013 – Noninterest Expense.”

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-9

4.           Please quantify the loan origination fees and direct loan origination costs in the periods presented. Please revise to clarify the specific nature of the fees and the basis for recognizing them as received. Refer to ASC 310-20-25-2.

Central Federal Savings and Loan Association of Rolla has not collected nonrefundable loan fees or other loan origination fees from customers during the periods presented. Direct loan origination costs have been expensed as incurred during the periods presented.  The direct loan origination costs expensed in the periods presented are $14,000 for the six months ended June 30, 2015, $30,000 for the year ended December 31, 2014 and $24,000 for the year ended December 31, 2013.  We have estimated the impact on net income of deferring and amortizing direct loan origination costs in the periods presented would be $1,000 for the six months ended June 30, 2015 and approximately $3,000 for each of the years ended December 31, 2014 and 2013.  Thus, we believe our current disclosure is materially correct.

Exhibit 5.0 Legal Opinion

5.           Please revise the penultimate paragraph to delete reference to the Underwriting Agreement or date your opinion after such document is filed. In this regard, we note an Agency Agreement, not an Underwriting Agreement, is contemplated.

Exhibit 5.0 to the Amended Registration Statement has been revised in response to this comment.

The Valuation Report (Ex. 99.1)

Summary of Recent Standard Conversion Offerings, page 76

6.           We note in the Valuation Report that Feldman Advisors provides, in Table 22, a Summary of Recent Standard Conversion Offerings since January 1, 2012. Please provide an equivalent table in the prospectus listing only those conversions that were listed on the OTC Pink exchange.

The requested disclosure has been provided on page 112 of the prospectus under the heading “The Conversion and Stock Offering – After-Market Stock Price Performance.”

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Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or further comments, please contact the undersigned at (314) 444-7651.

Very truly yours,

/s/ Leonard J. Essig

Leonard J. Essig

cc:

Christina Harley, Securities and Exchange Commission

David Irving, Securities and Exchange Commission

Joshua Dilk, Securities and Exchange Commission

William A. Stoltz, Central Federal Bancshares, Inc.

John F. Breyer, Jr., Breyer & Associates PC